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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02006018

SEC FILE NUMBER
8- 5149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fund Securities, Inc.

RECEIVED
FEB 0 8 2002
359

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7945 Fisher Island Drive

(No. and Street)

Miami FL 33109

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Palace 305 535-0114

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

H. B. Fox & Co., PC

(Name — *if individual, state last, first, middle name*)

254 South Main Street, 4th Fl. New City, NY 10956

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Louis Palace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Securities, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

Miami, FL 2/2/04

ISELA OLIVA RODDA
Notary Public, State of Florida
My comm. exp. Apr. 25, 2005
Comm. No. DD020502

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Form X-17A-5

For Securities Brokers and Dealers

Securities and Exchange Commission

Financial Report

December 31, 2001

Fund Securities, Inc.

Fund Securities, Inc.

Financial Report

December 31, 2001

Index

Fund Securities, Inc.
7945 Fisher Island Drive
Miami, FL 33109

I have examined the financial report of Fund Securities, Inc. as at December 31, 2001 and affirm that, to the best of my Knowledge and belief, it is a true, correct and complete disclosure of the financial condition of Fund Securities, Inc. I affirm that, to the best of my knowledge and belief, neither Fund Securities, Inc. nor any officer or director of Fund securities, Inc. has any interest in any account classified solely as that of a customer.



President of Fund Securities, Inc.

Sworn before me this
4 th day of February 2002



Notary Public

ISELA OLIVA RODDA
Notary Public, State of Florida
My comm. exp. Apr. 25, 2005
Comm. No. DD 020502

H. B. Fox & Co. PC
Certified Public Accountants

254 South Main Street, New City, New York 10956
(914) 638-1163
Fax (914)638-1275

Fund Securities, Inc.
7945 Fisher Island Drive
Miami, FL33109

We have examined the answers to the financial questionnaire, Form X-17A-5, of Fund Securities, Inc. as at December 31, 2001. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission.

In our opinion, the accompanying answers to the financial questionnaire, Form X-17A-5, present fairly the financial position of Fund Securities, Inc., at December 31, 2001 in the form required by the Securities and Exchange Commission in conformity with generally accepted accounting principles applied on a consistent basis.



H. B. Fox & Co, PC

February 2, 2002

Form X-17A-5

For Securities Brokers and Dealers

Securities and Exchange Commission

Part II

Supplementary Information

December, 31, 2001

Schedules I – III Inclusive

Fund Securities, Inc.

Fund Securities, Inc.

December 31, 2001

Part II
Schedule I

Trading and Investment Accounts of Respondent

Long Positions

Description of security	# of Shares	Price	Amount
AES China Generating 10 1/8	185,000	85.00	157,250
Abitibi Consolidated	1,000	7.24	7,240
AOL Time Warner	26	32.68	850
American Real Estate Partners	93,003	9.20	855,628
American Real Estate Partners Pfd	52,114	7.30	380,432
Anglo American PLC	2,676	15.00	40,140
Arcadia Realty Trust	1,000	16.90	16,900
Archer Daniels Midland	1,011	13.43	13,578
Bexil Corp.	511	10.04	5,130
Bure Investment	2,000	2.75	5,500
Central Fund Canada	1,250	2.00	2,500
Colonial Intermarket Income	1,000	3.70	3,700
Dresdner RCM Global Debt Strategies Fund	1,000	6.82	6,820
Esperance Minerals	200	0.00	0
First Israel Fund	500	11.02	5,510
Freeport Mcmoran Copper	20,000	13.75	275,000
Gabelli Conv Fund	1,116	11.10	12,388
Government Technical Services Fund	1,000	18.82	18,820
Independence Community Bank	33	23.40	772
John Hancock Patriot Global Dividend Fund	100	12.70	1,270
John Hancock PPF	1,500	12.50	18,750
John Hancock Patriot Select Dividend	700	14.83	10,381
Lucent Technologies	432	6.95	3,002
Mentor Income Fund	23,458	8.56	200,800
Merrill Lynch Emerging Markets	6,870	6.23	42,800
Midas Fund	3,096	0.97	3,003
Missouri Kansas Texas 5 1/2% 33	1,564,000	97.00	1,517,080
Missouri Pacific 5% 2045	113,000	58.00	65,540
Muni Holdings MUF	100	13.97	1,397
Muni Holdings MLF II	100	15.85	1,585
Northern Pacific 3% 47	342,000	45.00	153,900
Oppenheimer Multi Sector	500	8.44	4,220
Schroeder All Asia	1	0.00	0
Templeton Dragon Fund	3,801	7.68	29,192
Templeton Emerging Markets	309	8.20	2,534
Tyco International	28	54.38	1,523
Van Eck International	1,114	5.48	6,105
Debt Strategies II	32	6.82	218
Consolidated Tamoko Land Co	128	19.55	2,502
			3,873,960

Fund Securities, Inc.

Part II
Schedule II

Securities failed to deliver
or failed to receive outstanding
for 11 days or longer

Failed to Deliver

NONE

Failed to Receive

NONE

Fund Securities, Inc.

Schedule of Subordinated Liabilities

Year ended December 31, 2001

Balance at January 1, 2001	67,000
Additions	0
Repayments	0
Balance at December 31, 2001	67,000

See Notes to Financial Statements.

Fund Securities, Inc.

Part II
Schedule III

Schedule of Subordinated Loans

As At December 31, 2001

Lender	Relationship to Respondent	Date	Amount	Form of Indebtedness
Louis Palace	Officer/ Shareholder	10/06/01	$ 67,000	Note

H. B. Fox & Co. PC
Certified Public Accountants

254 South Main Street, New City, New York 10956
(914) 638-1163
Fax (914)638-1275

Independent Auditors Report

We have audited the accompanying statement of Financial Condition of Fund Securities, Inc. as at December 31, 2001, and the related statements of operations, stockholders equity, cash flows and subordinated loans for the year then ended. The financial statements are the responsibility of the company'' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Securities, Inc. as at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles consistently applied.



H. B. Fox & Co. PC

New City, NY
February 2, 2002

Fund Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	5,044,250
Securities owned, at market value (cost - $3,582,903)	3,873,960
Fixed assets, net of accumulated depreciation of $ 35,178	2,091,637
Loan receivable - officer	1,049,201
Total Assets	**12,059,048**

Liabilities and Shareholders Equity

Liabilities

Subordinated loan payable - officer	67,000

Shareholders Equity

Common Stock, par value $100 per share, authorized 100 shares, issued and outstanding 20 shares	2,000
Additional paid in capital	30,648
Retained earnings	11,959,400
	11,992,048
Total Liabilities and Shareholders Equity	**12,059,048**

See Notes to Financial Statements.

Fund Securities, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues	
Commissions	436
Securities trading - realized and unrealized	507,805
Interest, dividends and miscellaneous	216,127
	724,368
Expenses	
Salaries	70,000
Office and other	39,159
Depreciation	3,500
	112,659
Net income	611,709
Retained earnings - December 31, 2000	11,347,691
Retained earnings - December 31, 2001	11,959,400

See Notes to Financial Statements.

Fund Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net Income		611,709
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,500	
Decrease in securities owned	1,656,036	
		1,659,536
Return of security deposit		2,000
Increase in cash and equivalents		2,273,245
Cash and equivalents at December 31, 2000		2,771,005
Cash and equivalents at December 31, 2001		5,044,250

See Notes to Financial Statements.

Fund Securities, Inc.

Statement of Shareholders Equity

Year ended December 31, 2001

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance January 1, 2001	2,000	30,648	11,347,691	11,380,339
Net Income - year ended December 31, 2001			611,709	611,709
Balance December 31, 2000	2,000	30,648	11,959,400	11,992,048

See Notes to Financial Statements.

Fund Securities, Inc.

Notes to Financial Statements

December 31, 2001

Note 1 – Summary of Significant accounting Policies:

Operations
The Company is a registered Broker/Dealer, and through November 2001 it maintained and cleared its own customer accounts. In November 2001, all of its customer accounts were transferred to an unrelated company. No trading for any customer account has taken place since the transfer.

Marketable Securities
Marketable Securities are stated at market value.

Fixed Assets
Fixed assets are carried recorded at cost. Depreciation on furniture, fixtures and equipment is calculated using the straight line method over the estimated useful lives of the related assets.

Included in fixed assets is a residential property in Miami, Florida which is not being depreciated.

Income Taxes
The Company has elected to be taxed as a "Subchapter S" corporation. Accordingly, all Federal and state income taxes are the responsibility of the shareholder.

Note 2 – Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the that the ratio of aggregate indebtedness to net capital shall net exceed 15 to 1.

As of December 31, 2001 the Company's minimum net capital exceeded its requirement of $ 25,000, and it had substantially no debt other than the subordinated loans to its shareholder..

Note 3 – Subordinated Liabilities:

Subordinated loans represents a loan from the shareholder/officer which is subordinated to all creditors. This loan matured in October 2001, and has not been repaid to date

Note 4 – Commitments and Contingencies

Effective in November 2000, the Company closed its former office in Staten Island, NY. It has no further obligations under its former lease. The Company currently operates out of the home of it's shareholder, and pays no rent or other expenses for the use of the premises.

Form X-17A-5

For Securities Brokers and Dealers

Securities and Exchange Commission

Part III

Statistical Information

December, 31, 2001

Fund Securities, Inc.

H. B. Fox & Co. PC
Certified Public Accountants

254 South Main Street, New City, New York 10956
(914) 638-1163
Fax (914)638-1275

To the Officers and Directors
Fund Securities, Inc.,

We have examined the answers to the financial questionnaire, Form X-17A-5, of Fund Securities, Inc. as at December 31, 2001. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission.

In our opinion, the information contained in Part III of Form X-17A-5 presents fairly the statistical information required to be reported therein.

The procedures for safeguarding securities were adequate.

As at December 31, 2001, all customer accounts were transferred to an unrelated broker/dealer, and all securities and cash accounts are under the direct control of the officer/shareholder. At that date, the Company had no other employees, making a division of duties impossible.



H. B. Fox & Co. PC

February 2, 2002

Fund Securities, Inc.

December 31, 2001

Statistical Information

	Number Of Items	Money Debit	Balances Credit	Market Long	Value Short
Securities differences without differences in related money balances	0	0	0	0	0

Money Differences	NONE

Fund Securities, Inc.

Report on Audit of Financial Statements and Supplemental Information

December 31, 2001

Part IV

Report on Internal Accounting Control

H. B. Fox & Co. PC
Certified Public Accountants

254 South Main Street, New City, New York 10956
(914) 638-1163
Fax (914)638-1275

Independent Auditors Report on Internal Accounting Control
Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholders
Fund Securities, Inc.

In planning and performing our audit of the financial statements of Fund securities, Inc. as at and for the year ended December 31, 2001, we considered the internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on that structure.

Pursuant to the requirements of the SEC, we made a study of the practices and procedures (including tests of compliance thereof followed by Fund Securities that we considered necessary relevant to the objectives stated in rule 17a-5(g). This included (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3(e); (2) making the periodic securities examinations, counts verifications and comparisons under Rule 17a-13; (3) complying with the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The Company's management is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments must be made by them as to the benefits and costs of that structure, and an assessment as to whether the practices and procedures can be expected to achieve the Commissions above mentioned objectives. These procedures and practices should be designed to provide management with reasonable, but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss, and that transactions are executed in accordance with management's authorization and properly recorded in the financial statements.

Because of the inherent limitations in any internal control structure, errors and irregularities may occur and not be detected.

Our review of the internal control structure would not necessarily disclose all matters which may be material weaknesses under standards established by the American Institute

of Certified Public Accountants. During our review, we did note the following matter that constituted a material weakness in the structure.

During the entire year ended December 31, 2001, all of the assets of the Company are now under the direct control of the Company's shareholder who writes and signs all checks, and the Company no longer maintains any customer accounts. The Company no longer has any employees, has closed its office in Staten Island, NY, and dramatically reduced its level of activity.

Based on our study, and our understanding of the small size of the Company and its substantial excess capital, we believe that the Company's practices and procedures at December 31, 2001 were adequate to meet the Commissions objectives.

This report is intended solely for the use of management, The SEC, NASD and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



H. B. Fox & Co. PC

February 2, 2002

H. B. Fox & Co. PC
Certified Public Accountants

254 South Main Street, New City, New York 10956
(914) 638-1163
Fax (914)638-1275

Independent Auditors Report on Supplemental Information
Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholders
Fund Securities, Inc.

Our report on our examination of the financial statements of Fund Securities, Inc. as at and for the year ended December 31. 2001 appears in the preceding section of this document. This examination was conducted for the purpose of forming an opinion on the basic financial statements taken a whole. The information contained in Schedules 1 and 2 on the following pages is presented for the purpose of additional analysis, and is not a required part of the basic financial statements. It is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

This information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, fairly stated in all material respects in relation to the basic financial statements taken as a whole.



H. B. Fox & Co. PC

February 2, 2002

Fund Securities, Inc.

Schedule 1

Statement of Net Capital

Year ended December 31, 2001

Net Capital:		
Total shareholders equity		11,992,048
Subordinated Loans		67,000
		12,059,048
Deductions:		
Fixed assets - net	2,091,637	
Loan receivable	1,049,201	
		3,140,838
Net capital		8,918,210
Aggregate Indebtedness		0
Minimum net capital required		25,000
Excess of net capital over minimum required		8,893,210

See Auditors Report on Supplemental Information.